CONFIDENTIAL TREATMENT REQUESTED

VIA EMAIL AND EDGAR

October 9, 2012

Ms. Mara L. Ransom Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

RE:	Restoration Hardware Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 19, 2012 File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), we are supplementally submitting this letter in connection with the Company’s above-referenced Registration Statement in response to comment 16 issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 18, 2012.

In order to facilitate the Staff’s review of the Registration Statement regarding the Company’s disclosure on stock-based compensation, the Company advises the Staff that it currently believes the estimated price range for the initial public offering (“IPO”) would reflect a market capitalization prior to the IPO of between $[            ]* and $[            ]*, the mid-point of which equates to a market capitalization of $[            ]*. The Company has estimated the valuation range with reference to the preliminary valuation provided by certain of the underwriters. The Company has not yet finalized a stock split to determine the per share price range that will appear in the preliminary prospectus, and the Company has been advised by its underwriters that a per share price range for marketing purposes will not be established until shortly before the printing of the preliminary prospectus for the offering. However, for illustrative purposes only, the valuation range discussed above could result in an indicative price range of between $[            ]* per share to $[            ]* per share, with a mid-point of $[            ]* per share. These per share amounts are based upon an assumption that the Company would have approximately [            ]* shares of common stock outstanding upon the consummation of the offering, but the final share count based upon the stock split and per share amounts have not been determined at this time. In accordance with the Staff’s guidance, please note that that the low end and the high end of the price range actually included in the preliminary prospectus will reflect a $2.00 per share range (or a 20% range for prices over $20 per share). The estimated range mentioned above is subject to further change, which may be significant, as a result of, among other factors, changes in market conditions and subsequent developments affecting the Company.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 2	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

In its comments regarding stock-based compensation, the Staff requested information about the factors underlying the significant differences between the fair values of recently granted Home Holdings, LLC (“Home Holdings”) performance-based and time-based units, and the IPO price. Accordingly, set forth below is a discussion of the valuation methodologies that were used to determine the fair value of the net equity of Home Holdings (whose sole asset on each grant date was its 100% ownership of Restoration Hardware, Inc., or “Restoration Hardware”) and a discussion of the factors underlying the differences between the net equity valuation of Home Holdings at each grant date and the estimated IPO price.

Description of Home Holdings Units Awarded Since January 1, 2011

Awards granted since January 1, 2011 under the Team Resto Ownership Plan consist of the following types of Home Holdings units: (1) time-based units vesting in annual installments over a specified period; (2) performance-based units vesting based on a return on equity investment to Home Holdings’ pre-existing investors of between two times and three times such investment, with the exact range varying by individual award (the “2X—3X Performance-based Units”); and (3) other performance-based units (consisting of performance-based units vesting based on a return on equity investment of between three times and five times such investment, with the exact range varying by individual award (the “3X—5X Performance-based Units”), as well as units with vesting tied to specific metrics relating to a return on equity investment or other performance objectives as specified in the individual award). The time-based units generally vest over a period of five years, with 15% of the units vesting on the first anniversary; 15% of the units vesting on the second anniversary; 20% of the units vesting on the third anniversary; 25% of the units vesting on the fourth anniversary; and the remaining 25% of the units vesting on the fifth and final anniversary. The IPO is an event that triggers the vesting of the performance-based units, with the return on equity investment to be calculated in relation to the IPO valuation. In other words, the IPO valuation will determine the percentage of performance-based units that vest. Upon the consummation of the IPO, the 2X—3X Performance-based Units will vest to the extent the cumulative return on equity investment is greater than two times and up to and including three times the original invested capital amount, with proportional vesting in between. Similarly, the 3X—5X Performance-based Units will vest to the extent the cumulative return on equity investment is greater than three times and up to and including five times the original invested capital amount, with proportional vesting in between. For example, with an IPO valuation that results in a return on equity investment equal to four times the original invested capital amount, 100% of the 2X—3X Performance-based Units will vest, and 50% of the 3X—5X Performance-based Units will vest.

In addition to the determination of the vesting amount, the intrinsic value of the Team Resto Ownership Plan units is derived from the amount of distributions that the unit holders are entitled to receive, based upon a “waterfall” distribution (i.e., the relative priority, order and preferential returns) applicable to the different classes of units of Home Holdings. In this regard, each of the units awarded under the Team Resto Ownership Plan contains a distribution threshold, which is a threshold amount of aggregate distributions that must be made to other senior classes of units before the units awarded under the Team Resto Ownership Plan are entitled to participate in distributions. By analogy, a distribution

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 3	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

threshold is akin to an exercise price on a stock option award in that the intrinsic value of the Team Resto Ownership Plan units is derived from the amount by which the net equity value of Restoration Hardware exceeds the amount of the distribution threshold. The distribution thresholds for the Team Resto Ownership Plan awards were set at each grant date to be an amount equal to or greater than the fair value of the net equity of Home Holdings as of such grant date. The fair value of the Home Holdings net equity value was determined by the board of directors or the compensation committee (the “Board”), taking into consideration valuation analysis and reports issued by a third-party valuation firm.

The following table summarizes, by grant date, the number of Team Resto Ownership Plan units granted since January 1, 2011, the distribution thresholds for each award, and the estimated fair value of the net equity of Home Holdings at the grant date. Please note that this discussion does not address the valuation of the award dated January 1, 2011, because that award was actually a modification of an existing award to amend its time-based vesting schedule, and thus it did not require the Board to establish a new distribution threshold.

	Total Number of Units Granted	Distribution Threshold*		Estimated Fair Value of Net Equity of Home Holdings on Grant Date*
Grant Date—Time-based Units
May 9, 2011	300,000	$	[ ]	$	[ ]
May 20, 2011	741,000	$	[ ]	$	[ ]
September 8, 2011	585,000	$	[ ]	$	[ ]

Grant Date—2X—3X Performance-based Units
May 20, 2011	194,000	$	[ ]	$	[ ]

Grant Date—Other Performance-based Units
May 9, 2011	550,000	$	[ ]	$	[ ]

Description of Valuation of Home Holding’s Net Equity Value

The following discussion describes the valuation that was referenced by the Board in setting the fair value of the Home Holdings net equity value and the distribution thresholds with respect to the Team Resto Ownership Plan awards granted on May 9, 2011, May 20, 2011 and September 8, 2011. Since the sole asset of Home Holdings on each grant date was common stock of Restoration Hardware, the net equity value of Home Holdings was equivalent to the net equity value of Restoration Hardware.

May 9, 2011 and May 20, 2011

In determining the valuation of the net equity of Restoration Hardware on May 9, 2011 and May 20, 2011, the Board referenced the analysis as of January 31, 2011 contained in a third-party valuation report. This analysis contained a combination of three valuation approaches: an income approach, which

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 4	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

consisted of a discounted cash flow (“DCF”) analysis; and a market approach, which consisted of a guideline public company analysis and a guideline transaction analysis. The Board weighted each of the valuation approaches to determine a business enterprise value, and then deducted Restoration Hardware’s interest-bearing debt to determine the fair value of the net equity of Restoration Hardware. The Board considered whether there were any material developments between January 31, 2011 and May 9, 2011 or May 20, 2011 that would require an updated third-party valuation, and concluded that no update to the January 31, 2011 valuation was required.

(a)	Income Approach.

The income approach estimates the business enterprise value of a company by applying a risk-adjusted discount rate to estimated free operating cash flows, based on forecasted revenues and costs. The projections used for the valuation were projections of Restoration Hardware’s expected results of operations for a six-year period. After the six-year projection period, revenue growth was expected to stabilize. The projections assumed an increase in revenue of approximately [    ]%* in the fiscal year ending January 31, 2012, decreasing to a [    ]%* residual growth rate in the fiscal year ending January 31, 2017. These growth rates equate to a compound annual growth rate of approximately [    ]%* for Restoration Hardware’s fiscal year ended January 31, 2011 through January 31, 2017. The projections also assumed an increase in EBITDA as a percentage of revenue from approximately [    ]%* in the fiscal year ending January 31, 2012 to approximately [    ]%* in the fiscal year ending January 31, 2014 and beyond. Also included in the DCF analysis was the present value of residual cash flows (assuming an annual cash flow growth rate of [    ]%*), as well as the present value of the tax savings attributable to the use of net operating loss carry-forwards. The weighted average cost of capital used as the applicable discount rate was [    ]%*. Employing these assumptions, it was determined under the income approach that the business enterprise value of Restoration Hardware was $[            ]*.

(b)	Guideline Public Company Analysis.

The guideline public company analysis estimated the business enterprise value of Restoration Hardware by applying multiples derived from comparable publicly traded companies to Restoration Hardware’s revenue, EBITDA and EBIT. The sample of comparable public companies consisted of companies determined to be most similar to Restoration Hardware in terms of size, type of business, financial performance and investment characteristics. Using this screening process, the following five comparable public companies were identified:

Pier 1 Imports, Inc.

Williams Sonoma, Inc.

Ethan Allen, Inc.

Cost-Plus, Inc.

Bed Bath and Beyond, Inc.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 5	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

From this sample of public companies, multiples of business enterprise value were calculated in relation to revenue, EBITDA, and EBIT and median multiples were calculated for the sample. In comparing Restoration Hardware’s historical size, revenue and earnings growth, scope of business and profitability to the sample, it was determined that the median revenue multiple and a [    ]%* premium to the EBITDA and EBIT multiples should be selected to calculate Restoration Hardware’s business enterprise value. Applying these multiples to Restoration Hardware’s corresponding metrics resulted in a range of business enterprise values of Restoration Hardware of between approximately $[            ]* to $[            ]*. The lower end of the range resulted from Restoration Hardware’s historical metrics, which do not reflect the expected growth in revenue, EBIT, and EBITDA for the 2011 and 2012 fiscal years. Giving more weight to forward-looking metrics and to earnings metrics, and by adding the $15 million of cash on Restoration Hardware’s balance sheet to the weighted valuation, it was determined that the business enterprise value of Restoration Hardware under the guideline public company approach was $[            ]*.

(c)	Guideline Transaction Analysis.

The guideline transaction analysis computed valuation multiples of revenue and EBITDA based upon the acquisition price paid in connection with Restoration Hardware’s 2008 going private transaction. Since the 2008 going private transaction was a negotiated arms-length transaction, the implied valuation multiples provide useful information about the fair market value of Restoration Hardware’s business. Under this analysis, multiples were calculated of the acquisition price in relation to trailing twelve month revenue and EBITDA as of the acquisition date, and to full-year 2008 projections of revenue and EBITDA for Restoration Hardware. Applying those multiples to Restoration Hardware’s forecasted results for its 2010 and 2011 fiscal years, it was determined that the business enterprise value of Restoration Hardware under the guideline transaction approach was $[            ]*.

(d)	Conclusion.

The Board weighted the income approach, guideline public company analysis and guideline transaction analysis [    ] percent*, [    ] percent* and [    ] percent*, respectively, rendering a fair value of the business enterprise value of Restoration Hardware of approximately $[            ]*. In light of the fact that a number of years had passed since Restoration Hardware’s 2008 going private transaction, the lowest weighting was assigned to the guideline transaction approach. After deducting Restoration Hardware’s interest-bearing debt of $116 million, the net equity value of Restoration Hardware, Inc. was determined to be $[            ]*. The Board set the distribution threshold of the May 9, 2011 and May 20, 2011 Team Resto Ownership Plan unit awards at $[            ]*, which was equal to the fair value of the net equity of Restoration Hardware.

September 8, 2011

In determining the valuation of the net equity of Restoration Hardware on September 8, 2011, the Board referenced the analysis as of September 8, 2011 contained in a third-party valuation report. This analysis contained a combination of two valuation approaches: an income approach, which consisted of a DCF analysis; and a market approach, which consisted of a guideline public company analysis and a guideline transaction analysis. The Board weighted each of the valuation approaches to determine a business enterprise value of Restoration Hardware, and then deducted Restoration Hardware’s interest-bearing debt to determine the fair value of the net equity of Restoration Hardware.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 6	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

(a)	Income Approach.

The projections used for the income approach valuation were projections of Restoration Hardware’s expected results of operations for a seven-year period ended January 31, 2018. After the seven-year projection period, revenue growth was expected to stabilize. The projections assumed an increase in revenue of approximately [    ]%* in the fiscal year ending January 31, 2012, decreasing to a [    ]%* residual growth rate in the fiscal year ending January 31, 2018. These growth rates equate to a compound annual growth rate of approximately [    ]%* for the period from Restoration Hardware’s fiscal year ended January 31, 2012 through January 31, 2018. The projections also assumed an increase in EBITDA as a percentage of revenue from approximately [    ]%* in the fiscal year ending January 31, 2012 to approximately [    ]%* in the fiscal year ending January 31, 2015 and thereafter. Also included in the DCF analysis was the present value of residual cash flows (assuming an annual cash flow growth rate of [    ]%*), as well as the present value of the tax savings attributable to the use of net operating loss carry-forwards. The weighted average cost of capital used as the applicable discount rate was [    ]%*. Employing these assumptions, it was determined under the income approach that the business enterprise value of Restoration Hardware was $[            ]*.

(b)	Guideline Public Company Analysis.

The guideline public company analysis estimated the enterprise value of Restoration Hardware by applying multiples derived from comparable publicly traded companies to Restoration Hardware’s revenue, EBITDA and EBIT. The sample of comparable public companies below remained unchanged from the January 31, 2011 valuation:

Pier 1 Imports, Inc.

Williams Sonoma, Inc.

Ethan Allen, Inc.

Cost-Plus, Inc.

Bed Bath and Beyond, Inc.

From this sample of public companies, multiples of enterprise value were calculated in relation to revenue, EBITDA, and EBIT and median multiples were calculated for the sample. In comparing Restoration Hardware’s historical size, revenue and earnings growth, scope of business and profitability to the sample, it was determined that the median revenue multiple and a [    ]%* premium to the EBITDA and EBIT multiples should be selected to calculate Restoration Hardware’s business enterprise value. Applying these multiples to Restoration Hardware’s corresponding metrics resulted in a range of business enterprise values of Restoration Hardware of between approximately $[            ]* to $[            ]*. The lower end of the range resulted from Restoration Hardware’s historical metrics, which do not reflect the expected growth in revenue, EBIT, and EBITDA for the 2011 and 2012 fiscal years. Giving more weight to forward-looking metrics and to earnings metrics, and by adding the $8.7 million of cash on Restoration Hardware’s balance sheet to the weighted valuation, it was determined that the business enterprise value of Restoration Hardware under the guideline public company approach was $[            ]*.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 7	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

(c)	Guideline Transaction Analysis.

The guideline transaction analysis computed valuation multiples of revenue and EBITDA based upon the acquisition price paid in connection with Restoration Hardware’s 2008 going private transaction. Since the 2008 going private transaction was a negotiated arms-length transaction, the implied valuation multiples provide useful information about the fair market value of Restoration Hardware’s business. Under this analysis, multiples were calculated of the acquisition price in relation to trailing twelve month revenue and EBITDA as of the acquisition date, and to full-year fiscal 2008 projections of revenue and EBITDA for Restoration Hardware. Applying those multiples to Restoration Hardware’s results for its trailing twelve month period and its forecasted results for its 2011 fiscal year, it was determined that the business enterprise value of Restoration Hardware under the guideline transaction approach was $[            ]*.

(d)	Conclusion.

The Board weighted the income approach, guideline public company analysis and guideline transaction analysis [    ] percent*, [    ] percent* and [    ] percent*, respectively, rendering a business enterprise value of Restoration Hardware of approximately $[            ]*. The weighting was changed from the January 31, 2011 valuation because the passage of time rendered the guideline transaction analysis less meaningful as an indicator or value as the other two valuation approaches. After deducting Restoration Hardware’s interest-bearing debt of $159 million, the net equity value of Restoration Hardware, Inc. was determined to be $[            ]* as of September 8, 2011. The Board set the distribution threshold of the September 8, 2011 unit awards at $[            ]*, which was above the fair value of the net equity of Restoration Hardware. The Board determined that the distribution threshold should be above the fair value of the net equity of Restoration Hardware based upon, among other considerations, the composition of the preexisting awards held by the grantees. In light of these considerations, the Board determined that a $[            ]* distribution threshold would create additional performance incentives beyond those contained in preexisting awards.

Factors Underlying the Changes in Fair Value from May 2011 to September 8, 2011.

The primary factor driving the increase in fair value of Restoration Hardware from $[            ]* as of May 9, 2011 and May 20, 2011 to $[            ]* as of September 8, 2011 was an increase in Restoration Hardware’s projected revenue growth, and projected improved EBITDA margins. In May 2011, near-term revenue was projected to grow at annual rates of between approximately [    ]%* and [    ]%*, slowing to [    ]%* growth in the fiscal year ended January 31, 2017 and thereafter. This equated to a compound annual growth rate of [    ]%* for the period from February 1, 2011 to January 31, 2017. In September 2011, near-term revenue was projected to grow at annual rates of between approximately [    ]%* and [    ]%*, slowing to [    ]%* growth in the fiscal year ended January 31, 2018 and thereafter. This equated to a compound annual growth rate of [    ]%* for the period from February 1, 2011 to January 31, 2018. In addition, from May 2011 to September 2011, Restoration Hardware’s projections of EBITDA significantly increased for the reasons described below.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 8	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

The increased projections were attributable to the successful execution of Restoration Hardware’s strategic initiatives, specifically the catalog and real estate strategies. In the Spring 2011 Home catalog, Restoration Hardware significantly increased the average page count and circulated pages, thus displaying a greater product assortment, and it reached approximately 20% more households than in Spring 2010, while reducing the number of catalog mailings in that season. By September 2011, it was apparent that the catalog strategy yielded better results than were expected in May 2011. This strategy contributed to a 36% increase in net revenues for Restoration Hardware’s direct business in the first six months of fiscal 2011 compared to the same period in the prior year. In addition, Restoration Hardware initiated its real estate strategy in June 2011 when it opened its first full line Design Gallery in Los Angeles. With the opening of the new full line Design Gallery in Los Angeles, Restoration Hardware consolidated two pre-existing stores into one full line Design Gallery, increased its retail assortment square footage by 145% and reduced its occupancy expenses significantly in that market. Early results in this store substantially exceeded management’s expectations, and by September 2011, it was apparent that the Los Angeles store had quickly become one of Restoration Hardware’s performing stores. Projections were increased to reflect the expected improved performance of the full line Design Galleries that Restoration Hardware planned to open in numerous other locations over the next few years.

Factors Underlying the Difference in Distribution Threshold from September 8, 2011 and the Estimated IPO Valuation.

There are multiple factors driving the increase in value of Restoration Hardware from $[            ]* as of September 8, 2011 (i.e., the distribution threshold included in the September 2011 Team Resto Ownership Plan awards) and the $[            ]* value implied by the mid-point of the IPO valuation range provided in this letter. Over 12 months have elapsed from the September 8, 2011 grant date, and Restoration Hardware’s business has developed substantially during that time period. Restoration Hardware’s results for the fiscal year ended January 31, 2012 and the six month period ended July 28, 2012 illustrate significant growth and improvement in performance from the prior periods. EBITDA grew approximately 106%, from $27.0 million in the year ended January 29, 2011 to $55.8 million in the year ended January 28, 2012, and approximately 63%, from $18.8 million in the six months ended July 30, 2011 to $30.6 million in and the six months ended July 28, 2012. Adjusted EBITDA grew approximately 95%, from $41.0 million in the year ended January 29, 2011 to $80.2 million in the year ended January 28, 2012, and approximately 26%, from $27.8 million in the six months ended July 30, 2011 to $34.9 million in and the six months ended July 28, 2012. The second quarter ended July 28, 2012 was particularly strong with EBITDA growth of approximately 54% from $17.0 million in the second quarter of 2011 to $26.3 million in the second quarter of 2012. Adjusted EBITDA grew approximately 28% from $22.4 million in the second quarter of 2011 to $28.8 million in the second quarter of 2012. Restoration Hardware’s improved performance and its outlook for future growth have been driven by its real estate strategy, its Source Book strategy, and the related increases in the product assortment being offered to customers of the brand. In addition, the timing of the IPO in the later part of 2012 is such that the valuation of the business will depend in part on expected performance of the business for 2013, which also supports an increase in valuation.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 9	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

(a)	Validation of Real Estate Strategy.

In November 2011, Restoration Hardware opened its second full line Design Gallery in Houston, and the Los Angeles full line Design Gallery continues to perform well. The Company believes that the results of these two full line Design Galleries validate its real estate strategy. By offering a greater product assortment and raising the profile of the Restoration Hardware brand, Restoration Hardware increased store demand by over 90% and direct demand by over 30% in the Los Angeles market in the first full year of the Los Angeles full line Design Gallery. In the first nine months of operation of the Houston full line Design Gallery, Restoration Hardware increased store demand by over 60% and direct demand by over 50% in the Houston market. Based upon the high performance of the Houston and Los Angeles full line Design Galleries opened in 2011, the Company believes there is opportunity to significantly increase sales by continuing to transform its real estate platform from a mall-based retail footprint to a portfolio focused on full line Design Galleries. As discussed in the prospectus, Design Galleries are targeted to have approximately 21,500 square feet of selling space, which is approximately three times the selling square footage of Restoration Hardware’s average store. In addition, as demonstrated by Los Angeles and Houston, full line Design Galleries improve the performance of the direct business in the specific market where the full line Design Gallery is located. The Company has identified approximately 50 key metropolitan markets where it can open new full line Design Galleries, and the Company believes that it may double its current selling square footage in the U.S. and Canada over the next 7 to 10 years by opening full line Design Galleries in these 50 identified markets. Over the next 24 months, Restoration Hardware plans to open full line Design Galleries in Scottsdale, Boston, Greenwich (Connecticut) and Atlanta. Restoration Hardware is also actively exploring opening Design Galleries in other key markets such as New York City, Miami, Dallas and Chicago.

(b)	Validation of Source Book Strategy.

Building upon the success of the Spring 2011 Home catalog, Restoration Hardware has pursued its Source Book catalog circulation strategy by further expanding catalog page count and circulation, as well as mailing new households. In Fall 2012, Restoration Hardware distributed a Source Book catalog with expanded page counts that presented over 85% of its product assortment at the time of publication. The Source Books also feature profiles of select artisan vendors and other compelling editorial content regarding home décor. The Source Book strategy contributed to a 41% increase in the number of catalog pages circulated and a 27% increase in net revenues for the direct business in fiscal 2011. Based upon the success of the Source Book strategy, the Company believes that there is an opportunity to further increase sales in the near term as it further implements the strategy. Accordingly Restoration Hardware expects to increase the number of catalog pages circulated in fiscal 2012 by more than 75%. The Restoration Hardware Fall 2012 Source book contains 692 pages, and it was delivered with other catalogs, including a Baby and Child catalog containing 308 pages, and a Big Style, small spaces catalog containing 156 pages. The Company expects these catalogs to further drive growth in its direct business.

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Securities and Exchange Commission October 9, 2012 Page 10	FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

(c)	Successful Expansion of Product Categories and Assortments.

Restoration Hardware has successfully expanded its offering across multiple categories, and it has implemented a number of initiatives in 2012, including: (i) expansion of its assortment of indoor and outdoor furniture, where Restoration Hardware continues to increase its offerings in upholstered furniture, dining and occasional; (ii) introduction of smaller home furnishings products in the “Big Style, small spaces” collection; (iii) broadening its offering of rugs; and (iv) substantially increasing the scope of the baby and child products lines. Customers have responded favorably to the greater assortment of products across multiple product categories, as demonstrated by an increase in comparable same store and direct sales. Restoration Hardware plans to continue introducing select additional new product categories, such as hard window coverings in Fall 2012 and Tabletop in 2013.

(d)	Conclusion.

As discussed above, there has been significant development of the Company’s business and validation of its strategic initiatives since September 2011. The Company’s projections have been updated to reflect the most recent performance and changes to expected growth rates. In addition, since this IPO is expected to price in the second half of 2012, institutional investors place more weight on the Company’s 2013 performance, which results in an increased valuation. Finally, the Team Resto Ownership Plan unit awards were granted when Restoration Hardware was a private company, and thus the fair value of the net equity reflected a [    ]%* liquidity discount that does not apply to the Company’s IPO. The Company believes that these factors support the increase from the $[            ]* distribution threshold set in the September 2011 awards, to an expected IPO valuation of $[            ]*.

*     *    *    *    *

On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of this letter. Please promptly inform the undersigned of any request for the above materials or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

We appreciate the Staff’s agreement to review the Company’s correspondence on a confidential basis. If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/ Stewart L. McDowell

Gavin B. Grover	Stewart L. McDowell

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.
Karen Boone, Restoration Hardware Holdings, Inc. Robert Babula, Securities and Exchange Commission Donna Di Silvio, Securities and Exchange Commission Lisa Kohl, Securities and Exchange Commission

*	Confidential Treatment Requested by Restoration Hardware Holdings, Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.